UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Surna Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86887P101

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 86887P101

1)	NAME OF REPORTING PERSON

Anthony K. McDonald
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
3)	SEC Use Only

4)	SOURCE OF FUNDS	OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	197,368 (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	-0-
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	197,368 (1)
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	197,368 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	less than 0.1%

14)	TYPE OF REPORTING PERSON	IN

(1) Does not include 6,268,700 shares subject to employee options.

CUSIP NO.: 86887P101

1)	NAME OF REPORTING PERSON

Brian Knaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
3)	SEC Use Only

4)	SOURCE OF FUNDS	OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	-0- (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	-0-
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	-0- (1)
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	-0- (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	-0-%

14)	TYPE OF REPORTING PERSON	IN

(1) Does not include 250,000 shares subject to employee options.

Item 1. Security and Issuer

The classes of equity securities to which this amended Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”), of the Series A Preferred Stock (“the “Series A Preferred Stock”) and of the Series B Preferred Stock the “Series B Preferred Stock”) of CEA Industries Inc. (formerly, Surna Inc.), a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 1780 55th Street, Boulder, Colorado 80301.

The Series A Preferred Stock was fully redeemed on November 4, 2021, was cancelled, and no vote now exists with respect to the Series A Preferred Stock.

The Series B Preferred Stock had a limited vote on designated matters to be put before the shareholders of the Issuer, which vote once taken ceased to exist thereafter. The vote that the Series B Preferred Stock had, was taken on September 30, 2021, and therefore no vote continues to exist with respect to these matters with respect to the Series B Preferred Stock and for which this Schedule 13D originally filed.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds and Other Consideration.

The voting agreement under which the Reporting Persons had certain voting rights related to the Series A Preferred Stock and the Series B Preferred Stock has terminated.

Item 4. Purpose of Transaction

The terms of the voting agreement were fulfilled, and the voting agreement terminated by its terms.

Otherwise there are no further changes to this section.

Item 5. Interests in Securities of the Issuer

(a)       Mr. McDonald, one of the Reporting Persons, beneficially owns 197,368 shares of common stock of the Issuer, and has unvested and unexercised options for 6,268,700 shares of common stock. Mr. McDonald has less than 0.01% of the issued and outstanding shares of common stock based on 237,526,638 shares issued and outstanding.

Mr. Knaley, one of the Reporting Persons, has no shares of common stock, and has unvested and unexercised options for 250,000 shares of common stock. Mr. Knaley has 0% of the issued and outstanding shares of common stock.

(b)       See Item 5(a) above.

(c)       See Item 4 above.

(d)       See Item 4 above.

(e)       See Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons entered into a voting agreement with the majority holder of the Series A Preferred Stock and the sole holder of the Series B Preferred Stock, which terminated by its terms.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 10, 2021

Anthony K McDonald

/S/ Anthony K McDonald

Brian Knaley

/S/ Brian Knaley